March 12, 2012	News Release 12-06

SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2011 RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reports consolidated financial results for the fourth quarter and year-ended December 31, 2011.

“2011 was a significant year in building the foundation for the future,” said John Smith, President and CEO. “At Pirquitas, we resolved the technical issues and the focus going forward is on producing consistently, managing costs and extending the mine life. Other key objectives for 2012 are advancing our development projects and growing our substantial resource base. I am confident we have the team in place to achieve our long-term goals.”

Full-Year Highlights:
(All figures are in U.S. dollars unless otherwise noted)

  Silver production of 7.1 million ounces in 2011 compared to 6.3 million ounces in 2010, an increase of 12%.

  Net income of $80.1 million or $1.00 per share.

  Operational improvements at the Pirquitas silver mine in Argentina position the mine for consistent period-on-period production performance.

  In the Cortaderas area at the Pirquitas mine, intersected high-grade silver and zinc mineralization, including 218 meters of 477.3 g/t silver and 7.97% zinc (DDH-214), in and around a breccia body to the north of the current open-pit, resulting in the establishment of a new Inferred mineral resource estimate of 22.5 million ounces of contained silver.

  Monetized approximately one-third of the Company’s shareholding in Pretium Resources Inc. (“Pretium”) for $130 million, while retaining an interest with a market value at February 29, 2012, in excess of $400 million.

  Consolidated the Company’s ownership interest in the high-grade gold and silver San Luis project in Peru.

  Completed the sale of the non-core Bowdens project in Australia for $70 million.

  Accelerated the feasibility study on the Pitarrilla project in Mexico towards completion in mid-2012.

  Strengthened and enhanced the senior management team and technical capability with several appointments.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Q1 2011	Q2 2011	Q3 2011	Q4 2011	Full Year 2011	Full Year 2010
Total Material Mined	Kt	4,172	4,483	4,185	4,640	17,480	16,056
Ore Processed	Kt	308	295	245	241	1,089	1,255
Silver Mill Feed Grade	g/tonne	233	261	250	274	253	233
Recoveries	%	73.6	80.0	82.9	82.4	79.5	65.2
Silver Produced	‘000 oz.	1,697	1,976	1,631	1,751	7,056	6,302
Direct Mining Cost	US$/oz.	$12.26	$11.57	$16.20	$14.97	$13.65	$12.19
Total Cash Cost	US$/oz.	$23.23	$22.06	$20.60	$17.72	$20.93	$18.03

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statement of Income (Loss) please refer to ‘Non-GAAP Financial Measures’ in item 14 of the MD&A.

Mine production

The Pirquitas mine produced 7.1 million ounces of silver during 2011 compared with 6.3 million ounces in 2010. Although production was 12% higher than in 2010, 2011 production was negatively impacted by over two months of production downtime due to installing additional crushing capacity, and operating for most of the year with a damaged ball mill gearbox. The gearbox has now been completely rebuilt to nearly-new condition, and the mill recommenced operating in early November 2011. A spare gearbox from Europe arrived in March 2012 and the Company has purchased a spare ball mill ring gear with expected delivery towards the end of 2012. Since the mill has been back in operation, it has exceeded design rates and production volumes have been strong.

During the year, 1.1 million tonnes of ore were processed at an average milling rate of 2,983 tonnes per day, compared to 1.3 million tonnes at an average of 3,439 tonnes per day in 2010. The reduced tonnage processed during 2011 was due to the aforementioned ball mill shutdowns, however, the average milling rate during 2011 per operating day was in excess of 3,600 tonnes per day.

Ore milled during 2011 contained an average silver grade of 253 g/t and an average silver recovery of 79.5% was achieved. This was a significant improvement compared to a silver grade of 233 g/t and recovery of 65.2% in 2010. The better silver recovery achieved during 2011 was due principally to improvements in the consistency of feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 10.1 million pounds of zinc in 2011 which met guidance and resulted from milling higher grades and achieving better recovery than planned. There was no zinc production in 2010 as the zinc circuit was not commissioned until the start of 2011.

Mine operating costs

Direct mining costs in 2011 were $13.65 per ounce of silver compared to $12.19 per ounce in 2010. The increase in unit cost in 2011 versus 2010 was primarily driven by inflationary pressures on local labour costs and catering, repairs and maintenance costs related to the primary crusher and the refurbishment of the ball mill gearbox, additional maintenance costs and external costs associated with the import restrictions, and expenditures incurred to improve the long-term production efficiency of the facility.

Total cash cost in 2011, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.93 per ounce of silver compared to $18.03 per ounce of silver in 2010. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period to period is partially due to sales prices and the difference between production and sales volumes. The higher incremental per ounce impact of these costs in 2011 compared with 2010 is due primarily to higher prices achieved for sales in the current year.

Exploration drilling program

In addition to the comprehensive in-fill drilling program that was completed in 2011 in the area of the San Miguel open-pit, the Company diamond drilled 1,837 meters at an exploration target located just 200 meters north of the pit in the Cortaderas Valley. The main target at Cortaderas consists of a steeply-plunging breccia body where the breccia matrix is composed of silver-bearing iron and zinc sulphide mineralization and sulfide-rich, vein-hosted mineralization was intersected by drill-holes in the vicinity of the above-mentioned breccia body. To date, nine relatively closely-spaced drill-holes have intersected the mineralized breccia body. The results from this drilling were encouraging and based on the drilling completed, the Company estimated an Inferred mineral resource for the breccia of 7.0 million tonnes averaging 98.4 g/t silver and 2.3% zinc, for approximately 22.5 million ounces of contained silver and 360.1 million pounds of contained zinc, at a 50 g/t silver cut-off grade. Additional drilling is planned in the first half of 2012 to further define and delineate this resource.

Outlook

Our production guidance and cost estimates for 2012 are as follows:

  Produce 8.2 to 8.5 million ounces of silver.
  Produce 10.5 to 11.5 million pounds of zinc.
  Direct mining costs of $11.85 per ounce of silver based on direct mining costs of $100.8 million.
  Capital expenditures at Pirquitas of approximately $19 million.
  Feasibility study, access roads, water wells, the operations camp and supporting administration at Pitarrilla are expected to be approximately $30 million.
  Company exploration expenditures of greater than $25 million.

The regulatory environment within Argentina has been subject to recent changes enacted by the Government including modifications to export revenue repatriation, importation regulations for goods and services and the removal of subsidies provided for fuel and natural gas products. Additionally, recent labour negotiations within the industry indicate labour inflation is likely to continue at elevated levels. The Company continues to assess the overall impact of these items on its operations and Argentine peso denominated operating costs and on the foreign exchange rate as items translate into U.S. dollars, the Company’s reporting currency.

Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in this news release.

Financial Results

Net Income

  Net earnings of $2.6 million or $0.03 per share in the three months ended December 31, 2011, compared to net earnings of $361.6 million or $4.56 per share in the three months ended December 31, 2010.

  Net earnings of $80.1 million or $1.00 per share in the year ended December 31, 2011, compared to net earnings of $338.5 million or $4.34 per share in the year ended December 31, 2010.

Mine Operations

  Mine operations at Pirquitas had a loss of ($3.3) million in the three months ended December 31, 2011, from revenues of $14.4 million which were net of deductions, treatment and refining charges. Cost of sales was $14.5 million plus $3.1 million in non-cash depletion, depreciation and amortization.

  Mine operations at Pirquitas earned $51.9 million in the year ended December 31, 2011, from revenues of $147.8 million which were net of deductions, treatment and refining charges. Cost of sales was $79.4 million plus $16.5 million in non-cash depletion, depreciation and amortization.

Liquidity

  Cash and cash equivalents at December 31, 2011, were $329.1 million compared to $232.3 million at December 31, 2010. Working capital at December 31, 2011, was $399.1 million compared to $306.9 million at December 31, 2010.

Selected Financial Data (US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the management discussion and analysis of the audited consolidated operating results and financial condition of the company for the three months and years ended December 31, 2011, and December 31, 2010.

	Three Months Ended December 31		Year Ended December 31
	2011	2010	2011	2010
Income (loss) from mine operations	(3,270)	24,975	51,919	14,134
Operating income (loss)	(7,137)	13,745	22,565	(17,162)
Net income (loss) for the period	2,584	361,623	80,128	338,455
Basic earnings (loss) per share	0.03	4.64	1.00	4.34
Cash generated (used) in operating activities	(7,224)	7,678	5,679	(11,110)
Cash generated by financing activities	883	14,487	20,085	124,076
Cash generated by (used in) investing activities	(20,507)	174,307	70,980	92,686

Financial Position	December 31, 2011	December 31, 2010
Cash and cash equivalents	329,055	232,311
Current assets – total	476,676	342,054
Current liabilities – total	77,588	35,163
Working capital	399,088	306,891
Total assets	1,276,102	1,147,990

Principal Projects

Pitarrilla Project, Mexico

During the year a campaign of diamond drilling was conducted, with 83 boreholes and a total of 13,867 meters being drilled. This drilling program was designed to provide in-fill assay data for an enhanced estimate of the project’s ‘oxide’ silver mineral resource as well as geotechnical and metallurgical information that will be used for mine design and optimization. This drilling work is the basis for a feasibility study which is scheduled to be completed mid-2012.

A scoping level evaluation indicates the optimum project will be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit is expected to start in the upper and mid-level oxide and transitional ores and then extend into the higher grade sulfide ores in the heart of the deposit in the basal conglomerate zone and finally bottom out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) process is currently scheduled to be completed with a construction permit application in the third quarter of 2012. Land access rights are being secured and construction has commenced for the operations camp, water wells and access roads.

San Luis Project, Peru

Long-term land access negotiations continued with two local communities, one agreement being completed and one ongoing, and work also continued on completing the required Environmental Impact Study (“EIS”). The completion of the land access agreements and approval of the EIS will enable a construction decision to be made.

During the year, mineral prospecting on the property resulted in the discovery of a set of northwesterly trending quartz veins which were tested for their precious metal content with the collection of 265 rock-chip samples. Assay results for these samples indicate sections of these veins are significantly mineralized with gold and require further assessment by diamond drilling. In addition, the Company contracted an external consultant to examine and assess the potential of the BP Zone. This zone of widespread hydrothermal alteration and base metal mineralization is centered about 4 kilometers southwest of the Ayelén vein-hosted gold-silver deposit. It was concluded that the alteration and mineralization found at the BP Zone is most likely related to a porphyry intrusion and warrants additional drill-testing. Exploration programs to further evaluate the epithermal gold and porphyry copper targets are planned.

Diablillos, Argentina

Expenditures primarily included administrative, property taxes and camp maintenance costs. Fieldwork mainly comprised rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling and several of these targets will be drilled in 2012 with shallow boreholes.

San Agustin, Mexico

Advanced negotiations were conducted during the year with three parties that control the property surface rights. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling program will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxide gold mineralization.

Mineral Reserves and Resources

At December 31, 2011, Proven and Probable silver mineral reserves totaled 189 million ounces. The reduction in mineral reserves from 192 million ounces at September 30, 2011, was the result of depletion from mining activities at Pirquitas in the fourth quarter of 2011. Measured and Indicated silver mineral resources (inclusive of mineral reserves) at year-end totaled 1,142 million ounces and Inferred silver mineral resources totaled 373 million ounces. The mineral resource figures are updated to include the latest Pitarrilla estimate as of January 31, 2012. See Table 1 for details of the Company’s mineral reserves and mineral resources by project.

Adoption of Shareholder Rights Plan

The Company’s Board of Directors (the "Board") has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is similar to existing shareholder rights plans adopted by other Canadian public companies. The Rights Plan has not been adopted in response to, or in anticipation of, any known take-over bid. The Rights Plan's objective is to ensure that all shareholders of the Company are treated equally and fairly in connection with any proposed takeover bid for the Company or other transaction that would involve a change in control.

The Rights Plan is effective immediately, subject to confirmation by the Company’s shareholders at the Company’s next annual meeting to be held on May 9, 2012. If the Rights Plan is not confirmed by the Company’s shareholders, it will be terminated and of no further force and effect (unless it has been triggered prior to termination).

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time, where appropriate, to evaluate the proposed transaction and to conduct an orderly process to maximize shareholder value. Such process may include the solicitation of superior proposals, consideration of alternative structures, identification of other potential bidders or the conducting of an orderly auction.

The Toronto Stock Exchange and NASDAQ Stock Market have accepted notice of the Rights Plan, subject to, among other conditions, confirmation of the Rights Plan by the Company’s shareholders.

The Board has implemented the Rights Plan by authorizing the issuance, of one right (a Right) in respect of each outstanding common share of the Company (the "Common Shares) at the close of business on March 9, 2012 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each Common Share and other share of capital stock or voting interests of the Company entitled to vote generally in the election of directors (together with the Common Shares, the “Voting Shares”) issued from treasury after the Record Time and prior to the Separation Time (as defined in the Rights Plan). Initially, the Rights will be attached to the Company’s Voting Shares and will not be exercisable. Until such time as the Rights separate from the Voting Shares, when they become exercisable, Rights certificates will not be distributed to shareholders.

If a person, or a group acting jointly or in concert, acquires (other than pursuant to an exemption available under the Rights Plan) beneficial ownership of 20 percent or more of the Voting Shares, Rights (other than those held by such acquiring person or group which will become void) will separate from the Common Shares and each Right will permit the holder thereof to receive, upon exercise, the number of Common Shares having an aggregate market price (as determined in accordance with the Rights Plan), as of the date of consummation or occurrence of such acquisition of Common Shares, equal to four times the exercise price (as of the Separation Time) of the Right for an amount in cash equal to the exercise price. The exercise price of the Rights pursuant to the Rights Plan is four times the market price per Common Share.

At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain limited events before they occur. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares. A copy of the Rights Plan will be available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, or upon request from the Company.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s Fourth Quarter and Year-Ended December 31, 2011 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

  Conference Call and Webcast: Monday, March 12, 2012, at 11:00 a.m. ET.
Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm
  The call will be archived and available at www.silverstandard.com. Audio replay will be available for one week by calling:
Toll-free in North America:	(855) 859-2056, replay conference ID 50297550
All other callers:	(404) 537-3406, replay conference ID 50297550

SOURCE: Silver Standard Resources Inc.

Contact:

Michael McDonald
Manager, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: The news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company’s has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the future value of Pretium’s shares and the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on November 27, 2010, as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Deposits in the "Measured Mineral Resource" and "Indicated Mineral Resource" categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. U.S. investors are cautioned not to assume that any part of all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Disclosure of contained silver expressed in troy ounces is in accordance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Table 1. Mineral Reserves and Resources
(as of December 31st, 2011)

										Silver	Gold
		Resource	Tonnes	Silver	Gold	Lead	Zinc	Tin	Copper	Ounces	Ounces
	Location	Category	(millions)	g/t	g/t	%	%	%	%	(millions)	(millions)
MINERAL RESERVES:
		Proven	9.80	180.8			0.51			57.2
Pirquitas	Argentina	Probable	5.00	168.4			1.04			26.9
		Stockpiles	1.50	129.5			1.04			6.2

Pitarrilla	Mexico	Probable	16.70	171.0		1.12	2.57			91.7

		Proven	0.06	604.5	28.3					1.1	0.05
San Luis	Peru	Probable	0.45	426.2	16.7					6.1	0.24

MEASURED AND INDICATED MINERAL RESOURCES:

		Measured^	13.50	156.2			0.49			68.0
Pirquitas	Argentina	Indicated^	16.30	142.3			0.91			74.6

Pitarrilla	Mexico	Measured^*	23.00	86.7		0.67	1.14			64.2
		Indicated^*	222.00	82.9		0.31	0.73			591.5

Diablillos	Argentina	Indicated	21.60	111.0	0.9					77.1	0.64

San Agustin	Mexico	Indicated	121.00	12.3	0.4	0.06	0.49			47.8	1.59

Berenguela	Peru	Indicated	15.60	132.0					0.92	66.1

Challacollo	Chile	Indicated	3.39	170.6						18.6

Candelaria	U.S.	Measured	3.08	152.2	0.1					15.1	0.01
		Indicated	9.28	97.4	0.1					29.0	0.03

Maverick Springs (100% of Ag)	U.S.	Indicated	63.19	34.3						69.6

Sunrise Lake	Canada	Indicated	1.52	262.0	0.7	2.39	5.99			12.8	0.03

INFERRED MINERAL RESOURCES:

Pirquitas	Argentina	Inferred	7.00	99.7			2.90			22.6

Pitarrilla	Mexico	Inferred*	31.30	64.7		0.18	0.44			65.0

Diablillos	Argentina	Inferred	7.20	27.0	0.8					6.3	0.19

San Agustin	Mexico	Inferred	91.20	12.6	0.4	0.07	0.48			36.9	1.06

Berenguela	Peru	Inferred	6.00	111.7					0.74	21.6

Challacollo	Chile	Inferred	4.57	160.7						23.6

Candelaria	U.S.	Inferred	50.53	51.1	0.1					82.8	0.03

Maverick Springs (100% of Ag)	U.S.	Inferred	77.63	34.3						85.6

San Marcial	Mexico	Inferred	2.31	191.8		0.32	0.66			14.3

Sunrise Lake	Canada	Inferred	2.56	169.0	0.5	1.92	4.42			13.9	0.04

HISTORICAL RESOURCES:

Veta Colorada		N/A	4.02	248.8						32.1

^ Pirquitas and Pitarrilla Measured and Indicated Mineral Resources are inclusive of Mineral Reserve.
* Pitarrilla Mineral Resources are estimated as of January 31, 2012.

Notes to Mineral Reserves and Resources Table:

Table 1 has been prepared in accordance with National Instrument 43-101 and Companion Policy 43-101CP. All Mineral Resource estimates in the Measured and Indicated categories are reported inclusive of Mineral Reserve estimates. Mineral Reserve and Resource estimates were prepared by the Qualified Persons named below for the respective properties. Dr. Warwick Board, Ph.D. (Geology), P.Geo., who is a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the contents of this table. All Technical Reports and News Releases referenced below are available on the Company's website at www.silverstandard.com.

Pirquitas

  Mineral Reserve and Mineral Resource estimates shown in Table 1 are as at December 31, 2011. The Mineral Reserve estimates are presented at a cut-off of US$35.52 per tonne NSR, using US$25.00 per troy ounce silver, US$2,403.00 per tonne zinc, and recoveries of 79.8% for silver and 42.9% for zinc. The Mineral Resource estimates are reported using a cut- off grade of 50.0 grams per tonne silver. The Qualified Persons for the Pirquitas Mineral Reserve estimates are R. Bruce Kennedy, P. E., and Trevor Yeomans, P. Eng. The Qualified Person for the Pirquitas Mineral Resource estimates is Dr. Warwick Board, P. Geo. Please refer to the Company's Technical Report dated effective December 23, 2011, titled "NI 43- 101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina", which is available on the Company’s website. Mineral Reserve estimates have been adjusted for mine depletion in Q4 2011.

Pitarrilla

  Mineral Reserve estimates were generated for the underground sulphide deposit known as the Breccia Ridge Zone, as presented in the Company's Technical Report dated effective September 21, 2009, and titled "NI 43-101 Technical Report - Pitarrilla Property Pre-Feasibility Study". Mineral Reserves were estimated at a US$50.00 per tonne NSR cut-off using US$11.00 per troy ounce silver, US$0.50 per pound lead, and US$0.70 per pound zinc, and metal recoveries of 88.4% for silver, 89.6% for lead, and 93.2% for zinc. Mineral Resources for the Breccia Ridge Zone, on which the Mineral Reserves were based, were disclosed in the Company’s Technical Report dated effective August 3, 2008, and titled “Technical Report and Resource Estimate on the La Pitarrilla Property, Breccia Ridge Deposit, Durango, Mexico”. The Qualified Persons for the Breccia Ridge Zone Mineral Reserves and Mineral Resources are Jacqueline McAra, P. Eng., Marinus A. de Ruijter, P. Eng., Iouri Iakovlev, P. Eng., Hasan Ozturk, P. Eng., Miloje Vicentijevic, P. Eng., Peter Wells, P.SAIMM and Scott Cowie, MAusIMM. from Wardrop; Dr. Wayne D. Ewert, P. Geo., Tracy J. Armstrong, P. Geo, and Eugene Puritch, P. Eng. from P & E; Daniel Friedman, P. Eng. and Robert A. Mercer, P. Eng. from Knight Piesold. *Updated Mineral Resource estimates were prepared for the entire Pitarrilla Project (i.e., including the Breccia Ridge, Cordon Colorado, Peña Dike, Javelina Creek, and South Ridge Zones), and were disclosed in the Company's News Release dated February 27, 2012. The updated Mineral Resource estimates are reported at a 30.0 gram per tonne silver cut-off grade. The Qualified Person for the updated Pitarrilla Mineral Resources estimate is Dr. Warwick Board, Ph.D. (Geology), P.Geo.

San Luis

  Mineral Reserve estimates are reported at a cut-off grade of 6.0 grams per tonne gold equivalent, based on US$800.00 per troy ounce gold, US$12.50 per troy ounce silver, and recoveries of 94% gold and 90% silver, as presented in the Company’s Technical Report dated effective June 4, 2010, and titled “Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru”. Mineral Resource estimates are reported at a cut-off grade of 6.0 grams per tonne gold equivalent, based on US$600.00 per troy ounce gold and US$9.25 per troy ounce silver, as presented in the Company’s Technical Report dated effective January 9, 2009, and titled “Updated Mineral Resource Estimate, San Luis Project, Ancash Department, Peru”. The Qualified Persons for the San Luis Mineral Reserve and Mineral Resource estimates are Christopher Edward Kaye, MAusIMM, Clinton Strachan, P.E., Steve L. Milne, P.E. Resources, Michael J. Lechner, P.Geo., Donald Earnest, P.G., and Robert Michael Robb, P.E.

Diablillos

  Mineral Resources are estimated at a cut-off grade of US$10.00 recovered metal value (RMV), using US$700 per troy ounce gold and US$11.00 per troy ounce silver, and recoveries of 65% gold and 40% silver, as presented in the Company’s Technical Report dated effective July 27, 2009, and titled “Technical Report on the Diablillos Property – Salta and Catamarca Provinces, Argentina”. The Qualified Persons for the Diablillos Mineral Resource estimates are J. Douglas Blanchflower, P. Geo. and Dr. Gilles Arseneau, P. Geo.

San Agustin

  Mineral Resources are estimated at a cut-off grade of US$3.40 RMV for oxide material, and at a cut-off grade of US$6.25 RMV for sulphide material, using US$631.97 per troy ounce gold, US$11.63 per troy ounce silver, US$1.11 per pound zinc and US$0.78 per pound lead, and recoveries of 72% gold, 74% silver, 62% zinc, and 50% lead, as presented in the Company’s Technical Report dated effective March 30, 2009, and titled “San Agustin Resource Estimate”. The Qualified Person for the San Agustin Mineral Resource estimate is Dr. Gilles Arseneau, P. Geo.

Berenguela

  Mineral Resources are estimated at a cut-off of 50 grams per tonne silver, as presented in the Company’s Technical Report dated effective 26 October 2005, and titled “Technical Report on the Berenguela Property, South-central Peru”. The Qualified Person for the Berenguela Mineral Resource estimate is James A. McCrea, P. Geo.

Challacollo

  Mineral Resources are estimated using a cut-off of 50 grams per tonne silver, as disclosed in the Company’s 20-F dated effective December 31, 2010. The Qualified Person for the Challacollo Mineral Resource estimate, dated September 17, 2003, is C.Stewart Wallis, P.G., P. Geo.

Candelaria

  Mineral Resources are estimated using a cut-off of 0.5 troy ounces per ton soluble silver for the lode resources, and are inclusive of leach pad and low grade stockpile material, as presented in the Company’s Technical Report dated effective May 24, 2001, and titled “Candelaria Project Technical Report”. The Qualified Person for the Candelaria Mineral Resource estimate is Mark G. Stevens, P.G.

Maverick Springs

  Mineral Resources are estimated using a cut-off of 1.0 troy ounce per ton silver equivalent, based on US$327.00 per troy ounce gold and US$4.77 per troy ounce silver, as per the Company’s Technical Report dated effective April 13, 2004, and titled “Technical Report, Maverick Springs Project, Nevada, USA”. Silver Standard controls 100% of contained silver resources and Allied Nevada Gold Corporation controls 100% of contained gold resources. The Qualified Person for the Maverick Springs Mineral Resource estimate is Neil R. Burns, P. Geo.

San Marcial

  Mineral Resources are estimated using a cut-off of 30 grams per tonne silver, as per the Company’s Technical Report dated effective October 15, 2002, and titled “Technical Report on the San Marcial Project”. The Qualified Persons for the San Marcial Mineral Resource estimates are C. Stewart Wallis, P.G., P. Geo. and N. Eric Fier, C.P.G.

Sunrise Lake

  Mineral Resources are estimated using a cut-off of 30 grams per tonne silver, as per the Company’s Technical Report dated effective September 3, 2003, and titled “Report on the Sunrise Property, NWT”. The qualified persons are Dr. William E. Roscoe, P. Eng., and C. Stewart Wallis, P.G., P.Geo.